Exhibit 1

British American Tobacco p.l.c.

15 January 2021

SFO Closes Investigation Into BAT

The Company has been informed by the UK’s Serious Fraud Office (SFO) that the SFO has discontinued the investigation of suspicions of corruption in the conduct of business by the Company, its subsidiaries and associated persons, which was announced on 1 August 2017.

BAT is pleased that the SFO has closed its investigation and that the SFO is taking no further action in respect of this matter. BAT remains committed to the highest standards in the conduct of its business.

Enquiries:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours) |@BATPress

British American Tobacco Investor Relations
Mike Nightingale / Victoria Buxton / William Houston / John Harney
+44 (0) 20 7845 1180/2012/1138/1263